Exhibit 99.2

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY

RETURN THE ENCLOSED PROXY

Special General Meeting of Shareholders of

GALMED PHARMACEUTICALS LTD.

March 4, 2026

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The notice of the meeting, proxy statement and proxy card

are available at http://galmedpharma.investorroom.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints each of Mr. Allen Baharaff, President and Chief Executive Officer of the Company, and Mr. Yohai Stenzler, CPA, Chief Accounting Officer, and anyone on their behalf as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, par value NIS 1.80 per share, of Galmed Pharmaceuticals Ltd. (the “Company”), standing in the name of the undersigned at the close of trading on February 12, 2026, at a Special General Meeting of Shareholders of the Company to be held at the offices of Meitar | Law Offices, legal counsel to the Company, at 16 Hillel Silver Rd., Ramat Gan, 5250608, Israel on Wednesday, March 4, 2026, at 04:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the proposal on the agenda, as specified in the enclosed proxy statement (the “Proxy Statement”). Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

The undersigned hereby acknowledges receipt of the Notice of Special General Meeting of Shareholders and the Proxy Statement furnished therewith.

(Continued and to be Signed on Reverse Side)

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Special General Meeting to be held at 16 Hillel Silver Rd., Ramat Gan, 5250608, Israel on Wednesday, March 4, 2026, at 04:00 p.m. Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Special General Meeting Proxy Card – Ordinary Shares

DETACH PROXY CARD HERE TO VOTE BY MAIL

		For	Against	Abstain
1.	To approve a framework for a reverse split of the Company’s Ordinary Shares in the range of a ratio between 1:2 and 1:250, to be effected at the discretion of, at such ratio within the range and by such number of increments, and on such dates, as may be determined by the board of directors within 18 months following the date of the Meeting, and to amend the Company’s amended and restated articles of association accordingly.	☐	☐	☐

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.	☐

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.